Exhibit 99.2

UNAUDITED STATEMENT OF CONDENSED CONSOLIDATED INCOME (LOSS)

(Amounts in thousands of euros)

	At June 30,
	2017	2016
Operating income
Revenues	—	—
Other income	7,616	4,750

Total income	7,616	4,750

Operating expenses
Cost of goods sold	—	—
Research and development	(52,513)	(32,892)
Sales and marketing	(8,527)	(5,450)
General and administrative	(17,685)	(15,783)

Total expenses	(78,725)	(54,126)

Operating profit (loss)	(71,109)	(49,376)

Financial revenues	457	470
Financial expenses	(1,888)	(38)

Financial profit (loss)	(1,431)	432

Income tax	(1)	(500)

Net profit (loss)	(72,541)	(49,443)

Basic/diluted earnings per share (€/share)	(2.94)	(2.03)